# DEBT CONVERSION AND SHARE SUBSCRIPTION AGREEMENT

债转股及股份认购协议

Execution Date: 27 April 2026

| | |
|---|---|
| **Company** | S T MENG PTE. LTD. (the “Company”)<br>UEN: 201938145C<br>Registered Address: 3 International Business Park Singapore 609927 |
| **Subscriber / Creditor** | VS MEDIA HOLDINGS LIMITED (“VS” or the “Subscriber”)<br>Registered Address: 3 International Business Park #03-29,Nordic European Centre, Singapore 609927 |
| **Consenting Shareholders** | Sun Meng and Wu Fu Yu (the “Consenting Shareholders”)<br>Current holders of 81% of the issued shares in the Company immediately prior to Completion |
| **Effective Date** | 27 April 2026 |

## RECITALS

**1.** Pursuant to the Convertible Note Purchase Agreement dated 29 August 2025 between the Company and VS (the “Original Note Purchase Agreement”), and the Convertible Promissory Note in the original principal amount of US$3,800,000 issued by the Company to VS on or about 29 August 2025 (the “Original Note”), the Company is indebted to VS.

**2. The Parties wish to terminate the conversion mechanics under the Original Note and instead effect, on the terms of this Agreement, a one-off debt-to-equity conversion with a contractual completion date of 27 April 2026. The Parties acknowledge that, under Singapore practice for a private company, the allotment and issue of the new ordinary shares takes legal effect when the Company’s electronic register of members is updated following the required filing.**

**3.** Immediately prior to Completion, the Consenting Shareholders are the legal and beneficial holder of 81.00% of the issued shares in the Company, and VS is the legal and beneficial holder of 19.00% of the issued shares in the Company. The Consenting Shareholders agree to approve the transactions contemplated under this Agreement, waive any pre-emption rights or similar rights it may have, and accept the resulting dilution.

**4.** The Parties acknowledge and confirm that, upon completion of the debt-to-equity conversion contemplated under this Agreement, VS’ shareholding in the Company shall increase from 19.00% to 41.52%. The Parties further acknowledge and confirm that such change in shareholding shall not affect the legality or validity of the allotment and issue of shares by the Company to VS or its Permitted Nominee pursuant to this Agreement.

## 1. Definitions

"Conversion Amount" means US$3,800,000, being the principal amount under the Original Note to be converted pursuant to this Agreement. Unless otherwise specified in Schedule 1, accrued but unpaid interest under the Original Note shall be settled in cash by the Company on Completion and shall not be converted into shares.

"Completion" means completion of the transactions described in Clause 4.

"Completion Shares" means the new ordinary shares in the capital of the Company to be allotted and issued pursuant to this Agreement, as specified in Schedule 1.

"Permitted Nominee" means a BVI company wholly owned and controlled, directly or indirectly, by VS and designated by written notice to the Company at least two (2) Business Days before Completion.

## 2. Termination and Replacement of Prior Conversion Mechanics

With effect from Completion, the Parties agree that the optional conversion and automatic conversion provisions of the Original Note shall cease to apply to the Conversion Amount and shall be superseded by this Agreement.

Except as expressly amended or discharged by this Agreement, the Original Note Purchase Agreement and the Original Note remain effective solely to evidence the origin and validity of the indebtedness being settled herein.

The Company confirms that the Conversion Amount is due and owing to VS, free from set-off, defence or counterclaim, as of immediately prior to Completion.

## 3. Debt Conversion and Share Subscription

Subject to the terms of this Agreement, VS agrees to subscribe, and the Company agrees to allot and issue to VS or its Permitted Nominee, the Completion Shares in consideration of the capitalisation of the Conversion Amount. The Parties intend to sign and complete the contractual steps on 27 April 2026 and then make the necessary filing promptly so that the allotment becomes effective upon update of the register.

The issue price per Completion Share, the number of Completion Shares, and the post-Completion capitalisation of the Company shall be as set out in Schedule 1. The Parties confirm that the Company's board has determined such issue price in good faith and on a fair and reasonable basis.

Upon Completion, the Conversion Amount shall be irrevocably satisfied, discharged and extinguished in full, and the Company shall have no further obligation to repay the Conversion Amount in cash.

## 4. Completion

Completion shall take place on 27 April 2026, or on such other date as the Parties may agree in writing, immediately following satisfaction or waiver of the Conditions Precedent. For the avoidance of doubt, the contractual completion may occur on 27 April 2026, but the legal effectiveness of the allotment and issue of shares shall occur upon the Company's register of members being updated in accordance with applicable Singapore filing practice.

At Completion: (a) the Company shall approve the allotment and issue of the Completion Shares; (b) the Consenting Shareholders shall confirm their approval of the allotment and waiver of all relevant rights; (c) the Company shall promptly submit or procure submission of the relevant filing and update its register of members; (d) once the register is updated, the Company shall issue a share certificate (or equivalent electronic evidence) to VS or its Permitted Nominee; and (e) the Company shall execute and deliver a debt discharge confirmation in respect of the Conversion Amount effective as of the allotment becoming legally effective.

If VS designates a Permitted Nominee, VS shall remain jointly and severally liable for its obligations under this Agreement unless the Company expressly agrees otherwise in writing.

### 5. Conditions Precedent

The obligations of VS to complete are conditional upon: (i) approval of the transactions by the board of directors of the Company; (ii) approval by the Consenting Shareholders as the shareholders of the Company, including waiver of any pre-emption rights, rights of first refusal, anti-dilution rights or similar rights; (iii) no prohibition or restraint under applicable law; and (iv) the representations and warranties of the Company being true, accurate and not misleading in any material respect at Completion.

The obligations of the Company are conditional upon: (i) receipt of all required approvals of VS under applicable corporate governance policies; and (ii) delivery by VS of any nominee designation notice and KYC information reasonably requested by the Company.

### 6. Representations and Warranties of the Company

The Company represents and warrants to VS that: (a) it is duly incorporated and validly existing under the laws of Singapore; (b) it has full power and authority to enter into and perform this Agreement; (c) the execution, delivery and performance of this Agreement have been duly authorised; (d) the Completion Shares, when allotted and issued in accordance with this Agreement, will be validly issued, fully paid and free from Encumbrances; (e) the Conversion Amount is valid and outstanding; and (f) the transactions contemplated herein do not breach the constitution of the Company or any material contract binding on the Company.

### 7. Representations and Warranties of VS

VS represents and warrants to the Company that: (a) it is duly incorporated and validly existing; (b) it has full power and authority to enter into and perform this Agreement; (c) this Agreement constitutes valid and binding obligations of VS; and (d) VS is acquiring the Completion Shares for its own account or for the account of its Permitted Nominee and not with a view to unlawful distribution in breach of applicable securities laws.

### 8. Covenants and Compliance

The Company shall promptly prepare and maintain all resolutions, registers, secretarial records and filings required under Singapore law in connection with the allotment and issue of the Completion Shares, including the update of its electronic register of members where applicable.

VS, as a Nasdaq-listed company, may make such disclosures, obtain such internal approvals, and take such actions as are reasonably necessary to comply with applicable SEC, Nasdaq, stock exchange, accounting, audit or governance requirements. The Company shall provide reasonable cooperation in connection with such compliance.

If the transactions contemplated by this Agreement constitute a related person transaction or otherwise require review or disclosure under applicable U.S. securities laws or the rules of Nasdaq, the Parties shall cooperate in good faith to provide all information reasonably requested for such purpose.

### 9. Shareholder Matters and Waivers

The Consenting Shareholders irrevocably: (a) approve the allotment and issue of the Completion Shares; (b) waive any pre-emption right, right of first refusal, anti-dilution protection or similar right it may have in relation to the Completion Shares; and (c) agree that following Completion it shall cease to hold 100% of the issued shares of the Company.

The Consenting Shareholders acknowledge that its existing indirect ownership relationships, including VS's indirect 41.52% interest in the Consenting Shareholders through a BVI holding structure, do not affect the validity of the direct allotment of Completion Shares by the Company under this Agreement.

### 10. Taxes, Fees and Stamp Duties

Each Party shall bear its own legal and advisory fees in connection with this Agreement unless otherwise stated in Schedule 1.

The Parties acknowledge that this Agreement is intended to implement an allotment and issue of new shares by the Company in exchange for debt capitalisation, and not a transfer of existing shares from the Consenting Shareholders to VS. Any stamp duty, filing fee or similar charge applicable to the transactions shall be borne by the Company, except to the extent arising from the internal holding structure or nominee arrangement of VS.

### 11. Confidentiality and Announcements

No Party shall make any public announcement regarding this Agreement except as required by law, regulation, stock exchange rule, court order, or the reasonable compliance needs of VS as a listed company.

Prior to any non-mandatory public announcement, the announcing Party shall consult the other Parties in good faith regarding timing and wording.

### 12. Governing Law and Dispute Resolution

This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by the laws of Singapore.

Any dispute arising out of or in connection with this Agreement shall be referred to and finally resolved by arbitration administered by the Singapore International Arbitration Centre (SIAC) in Singapore by one arbitrator in the English language.

### 13. Miscellaneous

This Agreement may be executed in counterparts, each of which shall constitute an original and together shall constitute one instrument.

No amendment to this Agreement shall be effective unless in writing and signed by all Parties.

If any provision of this Agreement is held invalid or unenforceable, the remaining provisions shall continue in full force and effect.

## SCHEDULE 1 – COMMERCIAL TERMS

| | |
|---|---|
| **Conversion Amount** | US$3,800,000 |
| **Accrued Interest Treatment** | Any interest accrued but unpaid as of the Completion Date shall be dealt with in such manner as the Parties may confirm in writing prior to Completion, and may be treated as: (i) cash payment; (ii) waiver; or (iii) capitalisation and conversion into shares. |
| **Issue Price per Completion Share** | US$74.40 per ordinary share |
| **Number of Completion Shares** | 51,072 ordinary shares |
| **Recipient of Shares** | [VS MEDIA HOLDINGS LIMITED / designated BVI Permitted Nominee: **Nexora Group Holdings Limited**] |
| **Post-Completion Shareholding** | Consenting Shareholders: 58.48%; VS or Permitted Nominee: 41.52% |
| **Legal Fees Allocation** | Each Party bears its own costs unless otherwise agreed in writing |

## SCHEDULE 2 – COMPLETION DELIVERABLES

**1).** Board resolutions of the Company approving this Agreement, the allotment and issue of the Completion Shares, and the entry of VS or its Permitted Nominee in the register of members.

**2).** Resolutions of the board of directors of VS approving the transactions and waiving all relevant rights.

**3).** Updated constitution and/or shareholders' agreement (if required) reflecting the post-Completion shareholding and governance arrangements.

**4).** Updated cap table and register of members.

**5).** Share certificate or electronic record in favour of VS or its Permitted Nominee.

**6).** Evidence of filing or preparation for filing with ACRA and company secretarial records.

## SIGNATURES

| For and on behalf of<br>**S T MENG PTE. LTD.** | For and on behalf of<br>**VS MEDIA HOLDINGS LIMITED** |
|---|---|

By: */s/ Sun Meng*
Name: __Sun Meng________
Title: ________Director_______
Date: 27 Apr 2026

By: */s/ Toh Eng Yong Julius*
Name: Toh Eng Yong Julius

Title: CEO
Date: 27 Apr 2026

Acknowledged and agreed by
ZENVEXA HOLDING PTE. LTD.

By: */s/ Sun Meng*
Name: __Sun Meng________
Title: _____Manger_______
Date: 27 Apr 2026

Witness / optional company secretary

By: */s/ Chee Feng Zhe*
Name:_Chee Feng Zhe_______
Title:__Accounts______
Date: 27 Apr 2026